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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           NAL FINANCIAL GROUP, INC.
                           -------------------------
                                (Name of Issuer)

                          Common Stock, $.15 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   62872M106
                                 --------------
                                 (CUSIP Number)

                        Harold Chaffe, Managing Director
                      Rozel International Holdings Limited
                                Whitehill House
                          Newby Road Industrial Estate
                             Hazel Grove, Stockport
                                Cheshire SK75DA
                                 0161-483-7000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 8, 1996
                                ---------------

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the Statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.  62872M106                                  Page       of        Pages
          ---------------                                 ------    ------

--------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
                                            Rozel Holdings International Limited

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                     N/A

--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                        (A)     [  ]
                                        (B)     [  ]

--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS
                                        PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                        British Virgin Islands
--------------------------------------------------------------------------------
                                   :    (7) SOLE VOTING POWER
                                   :    (a) 306,227
                                   :
                                    --------------------------------------------
                                   :    (8) SHARED VOTING POWER
NUMBER OF SHARES                   :
BENEFICIALLY                       :
OWNED BY EACH REPORTING             --------------------------------------------
PERSON WITH                        :    (9) SOLE DISPOSITIVE POWER
                                   :    (a) 306,227
                                   :
                                    --------------------------------------------
                                   :    (10) SHARED DISPOSITIVE POWER
                                   :
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     (a) 306,227

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES


                              ----------------

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--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      (a) 4.17%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

                                   CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is as follows:

         Common stock, par value $.15, (the "Company Common Stock") of NAL Financial Group, Inc., a Delaware Corporation (the "Company" or the "Issuer")

         The principal executive officers of the Company are located at 500 Cypress Creek Road West, Suite 590, Fort Lauderdale, Florida 33309.


ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment to Schedule 13D is filed by Rozel Holdings International Limited, a corporation organized under the laws of the British Virgin Islands ("Rozel"). Rozel's principal business is investments, including investments in securities of U.S. issuers. Rozel's principal executive office is at Whitehall House, Newby Road Industrial Estate, Hazel Grove Stockport, Cheshire SK75DA.

         (a) Harold Chaffe is the Managing Director and a control person of Rozel.

         (b) His address is Whitehall House, Newby Road Industrial Estate, Hazel Grove Stockport, Cheshire SK75DA.

         (c)     Mr. Chaffe's principal occupation is the practice of law.

         (d) During the past 5 years he has not been convicted in a criminal proceeding.

         (e) During the past 5 years he was not a party to a civil suit or proceeding resulting in a judgment, decrees or





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         final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Great Britain

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Company used its own funds to purchase the securities of the Issuer described herein.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The acquisition of the securities of the Issuer were for investment purposes. Subject to many factors, including the Issuer's financial condition, its prospects, the market in general, other investments opportunities and developments concerning Rozel's business, additional securities of the Issuer may be purchased or sold.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based upon current information available, there were 7,347,367 shares of Company Common Stock issued and outstanding on the reporting dated of this Statement.

         (a) On October 8, 1996 Rozel became the beneficial owner of 306,227 shares of Company Common Stock by virtue of the (i) conversion of $500,005 principal amount (45,455 shares) of the 9% debentures (the "Debentures"), then convertible into 118,182 shares of Company Common Stock,
(ii) ownership of warrants to purchase 58,500 shares of common stock then exercisable and, (iii) ownership of warrants to purchase 175,000 shares of Company Common Stock, which become exercisable on March 31, 1996; this constitutes 4.17% of the then outstanding shares of Company Common Stock.

         (b) Rozel, through Harold Chaffe the Managing Director, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Company Common Stock owned by Rozel.

         (c) The following transactions were effected by Rozel during the 60 day period prior to October 8, 1996.

                  4,500 Shares             Sold             08/19/96                 12.9375
                  6,000 Shares             Sold             08/26/96                 14.3125
                  1,000 Shares             Sold             08/30/96                  13.625
                  5,000 Shares             Sold             09/05/96                 13.8125

                  2,000 Shares             Sold             09/06/96                 14.0625
                 10,000 Shares             Sold             09/13/96                    8.25
                 24,700 Shares             Sold             10/01/96                 14.0625
                 30,000 Shares             Sold             10/08/96                 14.3125

         All of the Shares were purchased in brokerage transactions in the market.

         (d)     N/A

         (c)     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: March 3, 1997


                                        ROZEL HOLDINGS INTERNATIONAL LIMITED



                                        By: /s/ Harold Chaffe
                                            ------------------------------------
                                            HAROLD CHAFFE, MANAGING DIRECTOR